UNITED STATES

SECURITIES AND EXCHANGECOMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Champion Homes, Inc.

(Exact name of registrant as specified in its charter)

Indiana	001-04714	35-1038277
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

755 W. Big Beaver Road, Suite 1000, Troy, MI	48084
(Address of principal executive offices)	(Zip Code)

Laurel Krueger, Senior Vice President,
General Counsel & Secretary
(248) 614-8200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of Champion Homes, Inc’s Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available at https://ir.championhomes.com.

The information contained on the Company’s website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01

Not applicable.

SECTION 3 - EXHIBITS

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHAMPION HOMES, INC.

By: /s/ Laurel Krueger
Name: Laurel Krueger
Title: Senior Vice President, General Counsel and Secretary

Date: May 23, 2025